

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Kent Landvatter
Chief Executive Officer
Finwise Bancorp
756 East Winchester
Suite 100
Murray, UT 84107

> **Re: Finwise Bancorp**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2021**
> **CIK No. 0001856365**

Dear Mr. Landvatter:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page i

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. Please disclose here the percentage of your issued and outstanding shares of common stock held by your executive officers and directors in the aggregate and the percentage of

issued and outstanding shares of common stock held by the BFG owners.

Our History, page 3

3.   Please disclose here (i) the number of warrants issued to the BFG owners in 2020, (ii) a brief summary of the terms of the warrants and (iii) the percentage of your common stock that the BFG owners will hold if all of the warrants are exercised. In addition, please disclose here that the 10% membership interest you acquired in BFG is comprised of Class A Voting Units representing approximately 5.0% of the aggregate membership interests of BFG and Class B Non-Voting Units representing approximately 5.0% of the aggregate membership interests of BFG.

Our Business Model, page 4

4.   We note your disclosure on page 4 that your Strategic Programs not only focus on prime borrowers but also expand your product reach to populations that have historically had challenges accessing credit. Please revise here to include quantitative information to describe the borrowers that are eligible for a loan pursuant to your Strategic Programs, including, if relevant, a range of FICO scores. Similarly, we note your disclosure on page 7 that your consumer lending via your POS Lending Program targets prime and near-prime borrowers. Please clarify here what you consider to be prime and near-prime borrowers by including quantitative information such as a range of FICO scores. In addition, for each of the lending programs disclosed on pages 6 and 7, please disclose here a range of the loans offered in each program, a range of the interest rates of these loans, and a range of the terms of these loans.

Use of Proceeds, page 61

5.   We note your disclosure that you have no current specific plan for the proceeds from this offering. Please discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

Business, page 66

6.   Please disclose the material terms of your agreements with BFG related to receiving loan referrals, and file this agreement as an exhibit to your registration statement. Alternatively, please tell us why you believe this is unnecessary.

Strategic Programs, page 86

7.   Please disclose the term of your agreements with the Behalf, OppFi, Liberty Lending, LendingPoint, American First Finance, Elevate, Upstart, Mulligan Funding and Great American Finance and any renewal provisions.

<u>Consolidated Financial Statements</u>

<u>Note 9 - Investment in Business Funding Group, LLC, page F-22</u>

8.   You disclose that the fair value of warrants issued in this transaction was determined by a third-party valuation firm. Please revise your filing to name this valuation firm and provide their consent. Otherwise, to the extent you determined the value of these warrants and considered or relied in part upon the report of this valuation firm, revise your disclosure accordingly. See Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

<u>Exhibits</u>

9.   Please file the agreements executed in connection with the BFG Transactions disclosed on pages 141 and 142 or tell us why you believe this is unnecessary.

    You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance